SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2016 (March 31, 2016)

Anchor BanCorp Wisconsin Inc.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	001-34955	39-1726871
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 West Main Street, Madison, Wisconsin		57303
(Address of Principal Executive Office)		(Zip Code)

608-252-8700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Merger Closing Date

Old National Bancorp (“Old National”) and Anchor BanCorp Wisconsin Inc. (“Anchor”) anticipate that the proposed merger of Anchor with and into Old National (the “Merger”) will occur on May 2, 2016. The closing remains subject to the adoption of the Agreement and Plan of Merger, dated January 11, 2016, by and between Old National and Anchor (the “Merger Agreement”) by the Anchor stockholders at the Special Meeting of Anchor Stockholders on April 29, 2016 and satisfaction of all other conditions described in the Merger Agreement.

Proposed Settlement of Litigation Related to the Merger

On February 25, 2016, a putative class action complaint was filed in the United States District Court for the Western District of Wisconsin, by an individual purporting to be a stockholder of Anchor. The lawsuit is captioned Parshall v. Anchor Bancorp Wisconsin, Inc., et al., Case No. 16-CV-120 (W.D. Wis.), and alleges state law breach of fiduciary duty claims against Anchor’s board for, among other things, seeking to sell Anchor through an allegedly defective process, for an unfair price and on unfair terms. The lawsuit seeks, among other things, to enjoin the consummation of the Merger and damages. The complaint alleges that Old National aided and abetted the Anchor directors’ breaches of fiduciary duty. The complaint also includes federal law claims alleging that the registration statement omitted certain material information.

On March 31, 2016, the plaintiff and defendants entered into a memorandum of understanding (the “MOU”) setting forth their agreement in principle to settle the litigation. While the defendants deny the allegations in the complaint, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely closing of the Merger. The MOU describes the terms that the parties have agreed to include in the settlement agreement, subject to confirmatory discovery by the plaintiff, and describes the actions that the parties will take or refrain from taking between the date of the MOU and the date that the settlement agreement is finally approved by the court.

The MOU, among other things, requires supplemental disclosures that the defendants have included in the proxy statement and prospectus dated March 29, 2016. The MOU also provides that the settlement agreement will include an injunction against proceedings in connection with the complaint and any additional complaints concerning claims that will be covered by the settlement agreement. In addition, the MOU provides that the settlement agreement will include a release on behalf of the plaintiff, along with other members of the class of Anchor stockholders certified for purposes of the settlement agreement, in favor of the defendants and their related parties from any claims that arose from or are related to the Merger. The defendants have agreed to pay the plaintiff’s attorneys’ fees and expenses as awarded by the court, subject to court approval of the settlement agreement and the consummation of the Merger. There can be no assurance that the parties will ultimately enter into the settlement agreement or that the court will approve the settlement even if the parties were to enter into such settlement agreement. In such event, the MOU may be rendered null and void and of no force and effect.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing of completion of the proposed merger between Old National and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite stockholder approval for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the proposed merger of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Anchor to execute their respective business plans

(including integrating the Old National and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Report and other factors identified in Old National’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this Report, and neither Old National nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Report.

Additional Information About the Old National Bancorp/Anchor BanCorp Wisconsin Inc. Proposed Merger

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 (File No. 333-209551) and amendments thereto that includes a proxy statement of Anchor and a prospectus of Old National, and each of Anchor and Old National has filed and will file other relevant documents concerning the proposed merger. The SEC declared Registration Statement on Form S-4 effective on March 29, 2016. A definitive proxy statement and prospectus will be mailed to Anchor stockholders. Anchor stockholders are urged to read the Registration Statement, the definitive proxy statement and prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement and prospectus, as well as other filings containing information about Old National and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us” and then under the heading “Investor Relations.”

Old National and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 24, 2016. Information about the directors and executive officers of Anchor is set forth in Anchor’s Form 10-K/A filed with the SEC on March 22, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed merger may be obtained by reading the definitive proxy statement and prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Anchor BanCorp Wisconsin Inc.

Date: April 1, 2016	By:	/s/ Mark D. Timmerman
Executive Vice President, Secretary and General Counsel